NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 18, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on May 07, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Northern Genesis Acquisition Corp. and The Lion Electric Company became effective on May 06, 2021. The Units automatically separated into the component securities, and as a result, no longer trade as a separate security. Each share of Northern Genesis Acquisition Corp. Common Stock was converted into one (1) share of The Lion Electric Company Common Shares, and each share of Northern Genesis Acquisition Corp. Redeemable Warrants, each warrant exercisable for shares of common stock at an exercise price of $11.50 per share, was converted into one (1) share of The Lion Electric Company Redeemable Warrants, each whole warrant entitles the holder to purchase one Common Share at a price of $11.50 per share. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 07, 2021.